July 12, 2024

James Loch
Chief Financial Officer
Digi International Inc.
9350 Excelsior Blvd., Suite 700
Hopkins, MN 55343

       Re: Digi International Inc.
           Form 10-K for the fiscal year ended September 30, 2023
           File No. 001-34033
Dear James Loch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Dave Sampsell